May 30, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  J. Todd Sherman, Staff Accountant

Re:	FermaVir Pharmaceuticals, Inc.
Item 4.02 Form 8-K
Filed May 25, 2007
File No. 333-116480

Dear Mr. Sherman:

This letter sets forth the responses of FermaVir Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2007 (“Comments Letter”) concerning the Company’s current report on Form 8-K (File No. 333-116480) filed with the Commission on May 25, 2007 (the “Filing”).

Item 4.02

1.

Please amend your Item 4.02 8-K and provide further explanation as to why management concluded that the financial statements for the three and nine months ended January 31, 2007 and for the period from inception to January 31, 2007 should not be relied upon. Please provide a brief description of the facts underlying the conclusion. Refer to Item 4.02(a)(2).

We have amended Item 4.02 of Form 8-K and added a description of the facts as to why management concluded that the financial statements for the three and nine months ended January 31, 2007 and for the period from inception (November 15, 2002) to January 31, 2007 should not be relied upon.

The Company acknowledges that (i) it is responsible for the accuracy and adequacy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JEFFREY J. FESSLER